SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Atrinsic, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

04964C109

(CUSIP Number)

MPLC Holdings, LLC
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, CA 91403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04964C109	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey Akres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,867 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,867 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN
(1)
Includes 35,541 shares of common beneficially held by Jeffrey Akres and 12,326 share of common stock beneficially held by Purple Sky Pty Ltd., Trustee of the JI Family Trust.  Mr. Akres exercises voting and dispositive power over the securities held by Purple Sky Pty Ltd.

(2)	Based on a total of 20,862,826 shares of the Issuer's common stock issued and outstanding on November 13, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2009.

CUSIP No. 04964C109	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MPLC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,738,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,738,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,738,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (1)
14	TYPE OF REPORTING PERSON (see Instructions) OO – Limited Liability Company
(1)	Based on a total of 20,862,826 shares of the Issuer's common stock issued and outstanding on November 13, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2009.

CUSIP No. 04964C109	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Europlay Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 766,369
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 766,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON (see Instructions) OO – Limited Liability Company
(1)	Based on a total of 20,862,826 shares of the Issuer's common stock issued and outstanding on November 13, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2009.

CUSIP No. 04964C109	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Dyne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,892 (1)
	8	SHARED VOTING POWER 3,504,728 (2)
	9	SOLE DISPOSITIVE POWER 3,892 (1)
	10	SHARED DISPOSITIVE POWER 3,504,728 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (3)
14	TYPE OF REPORTING PERSON (see Instructions) IN
(1)	Consists of 3,892 shares held by Mr. Dyne, as an individual.
(2)
Includes 766,369 shares of the issuer’s common stock held by Europlay Capital Advisors, LLC, of which the reporting person is Chief Executive Officer and Chairman and 2,738,359 shares of the issuer’s common stock held by MPLC Holdings, LLC, of which the reporting person is manager.

(3)	Based on a total of 20,862,826 shares of the Issuer's common stock issued and outstanding on November 13, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2009.

This Schedule 13D/A (“Amendment No. 1”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2007 (the “Original Filing”).  Terms not defined herein but used herein shall have the meaning ascribed to them in the Original Filing.

Item 1.  Security and Issuer.

Item 1 of the Original Filing is hereby amended and restated as follows:

This Schedule 13D, as amended, relates to the common stock, par value $.01 per share (the “Common Stock”), of Atrinsic, Inc. (formerly known as New Motion, Inc., and prior to New Motion, Inc. as MPLC, Inc.), a Delaware corporation (the “Company”), which has its principal executive offices at 469 7th Avenue, 10th Floor, New York, NY 10018.

Item 2.  Identity and Background.

Item 2 of the Original Filing is hereby amended and restated as follows:

This statement is being filed jointly by MPLC Holdings, LLC, a Delaware limited liability company (hereinafter “MPLC Holdings”), Europlay Capital Advisors, LLC, a Delaware limited liability company, Mark Dyne, an individual, and Jeffrey Akres, an individual.  MPLC Holdings is an institutional investor that makes and holds private equity investments.  The principal business address of MPLC Holdings is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403.

Europlay Capital Advisors, LLC is an institutional investor that makes and holds private equity investments.  The principal business address of Europlay Capital Advisors, LLC is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403.

Mark Dyne is a citizen of The Republic of South Africa.  His principal occupation is Chief Executive Officer and Chairman of Europlay Capital Advisors, LLC, and his principal business address is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403.  Mr. Dyne is also a director of the Company.  Effective as of February 1, 2010, Mr. Dyne became Manager of MPLC Holdings, replacing Jeffrey Akres in this capacity.

Mr. Akres is a citizen of Australia. His principal occupation is partner in a private equity investment company called Vega Capital, and his principal business address is 2-554 Old South Head Road, Rose Bay, 2029, NSW Australia.  As a result of the change in management of MPLC Holdings, Mr. Akres no longer beneficially owns more than 5% of the Company’s Common Stock.

During the last five years, none of MPLC Holdings, Europlay Capital Advisors, LLC, Mr. Dyne or Mr. Akres have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is supplemented and amended by the information below:

Mr. Dyne acquired his 3,892 shares of Common Stock in the Company on June 29, 2009 as compensation for his services as a director of the Company.

6

Europlay Capital Advisors, LLC acquired 50,000 shares of Series C Preferred Stock in the Company in exchange for its interest in New Motion Mobile, Inc. (formerly called New Motion, Inc.) upon the Closing of the transactions contemplated by the Exchange Agreement.  The 50,000 shares of Series C Preferred Stock in the Company held by Europlay Capital Advisors, LLC subsequently converted into 726,369 shares of the Company’s Common Stock subsequent to the Mandatory Conversion and Reverse Split.  Europlay Capital Advisors, LLC additionally received 40,000 shares of Common Stock in the Company as partial compensation for consulting services rendered to the Company.

Item 4.  Purpose of Transaction.

Item 4 of the Original Filing is supplemented and amended by the information below:

This Amendment No. 1 is being filed to report that, effective as of February 1, 2010, Mark Dyne became Manager of MPLC Holdings, replacing Jeffrey Akres in this capacity.  As Manager, Mr. Dyne has voting and dispositive power over the MPLC Shares.  As a result of the change in management of MPLC Holdings, Mr. Akres no longer exercises voting and dispositive power over the MPLC Shares.

None of MPLC Holdings, Europlay Capital Advisors, LLC, Mr. Dyne or Mr. Akres have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Filing is supplemented and amended by the information below:

7

All of the 2,738,359 shares of Common Stock held by MPLC Holdings are held as an investment.  As sole manager of MPLC Holdings, Mr. Dyne has the power to vote and dispose of the MPLC Shares.  MPLC Holdings disclaims any membership in a group relating to the Company.  MPLC Holdings may be deemed to beneficially own 13.1% of the Company’s Common Stock based on a total of 20,862,826 shares of the Company's common stock issued and outstanding on November 13, 2009, as reported on the Company's Quarterly Report on Form 10-Q filed on November 13, 2009.

All of the 766,369 shares of Common Stock held by Europlay Capital Advisors, LLC are held as an investment.  As Chief Executive Officer of Europlay Capital Advisors, LLC, Mr. Dyne has the power to vote and dispose of the shares held by this entity.  Europlay Capital Advisors, LLC disclaims any membership in a group relating to the Company.  Europlay Capital Advisors, LLC may be deemed to beneficially own 3.7% of the Company’s Common Stock based on a total of 20,862,826 shares of the Company's common stock issued and outstanding on November 13, 2009, as reported on the Company's Quarterly Report on Form 10-Q filed on November 13, 2009.

All of the 3,892 shares of Common Stock held by Mr. Dyne are held as an investment and Mr. Dyne exercises sole voting and dispositive power over the shares that he holds as an individual.  Mr. Dyne disclaims any membership in a group relating to the Company.  Mr. Dyne may be deemed to beneficially own 3,508,620 shares or 16.8% of the Company’s Common Stock based on a total of 20,862,826 shares of the Company's common stock issued and outstanding on November 13, 2009, as reported on the Company's Quarterly Report on Form 10-Q filed on November 13, 2009.

All of the 35,541 shares of Common Stock held by Mr. Akres are held as an investment and Mr. Akres exercises sole voting and dispositive power over the shares that he holds as an individual. All of the 12,326 shares of Common Stock held by Purple Sky Pty Ltd., Trustee of the JI Family Trust, are held as an investment.  Mr. Akres exercises the sole voting and dispositive power over the shares of Common Stock of the Company held by this entity.  Mr. Akres disclaims any membership in a group relating to the Company. Mr. Akres may be deemed to beneficially own 47,867 shares or 0.2% of the Company's Common Stock based on a total of 20,862,826 shares of the Company's common stock issued and outstanding on November 13, 2009, as reported on the Company's Quarterly Report on Form 10-Q filed on November 13, 2009.  Mr. Akres ceased to be a beneficial owner of more than 5% of the Company’s Common Stock on February 1, 2010 effective upon Mr. Dyne’s appointment as Manager of MPLC Holdings.

No transactions by MPLC Holdings, Europlay Capital Advisors, LLC, Mr. Dyne or Mr. Akres in the Company’s Common Stock have been effected in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is supplemented and amended by the information below:

The Voting Agreement described in the Original Filing has now expired.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

MPLC Holdings, LLC

Dated: February 3, 2010	/s/ Mark Dyne
	By:	Mark Dyne
	Its:	Manager

Europlay Capital Advisors, LLC

Dated: February 3, 2010	/s/ Mark Dyne
	By:	Mark Dyne
	Its:	Chief Executive Officer

Mark Dyne, an individual

Dated: February 3, 2010	/s/ Mark Dyne

Jeff Akres, an individual

Dated: February 3, 2010	/s/ Jeff Akres

9

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement.

EXHIBIT 1

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is, and any further amendments to the underlying Schedule 13D that are signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to the statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

The undersigned further agree that each party hereto is responsible for the timely filing of amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

MPLC Holdings, LLC

Dated: February 3, 2010	/s/ Mark Dyne
	By:	Mark Dyne
	Its:	Manager

Europlay Capital Advisors, LLC

Dated: February 3, 2010	/s/ Mark Dyne
	By:	Mark Dyne
	Its:	Chief Executive Officer

Mark Dyne, an individual

Dated: February 3, 2010	/s/ Mark Dyne

Jeff Akres, an individual

Dated: February 3, 2010	/s/ Jeff Akres